Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
OF
FRANCESCA’S HOLDINGS CORPORATION

Francesca’s Holdings Corporation (the “Corporation”), a corporation organized and existing under Delaware General Corporation Law (the “DGCL”), does hereby certify that:

1. The original certificate of incorporation of the Corporation was filed with the office of the Secretary of State of the State of Delaware on April 13, 2007.

2. This Certificate of Amendment amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”).

3. This Certificate of Amendment was duly adopted by the Board of Directors of the Corporation and by the stockholders of the Corporation in accordance with Section 242 of the DGCL.

4. The Certificate of Incorporation shall be and hereby is amended to add the following new Article to be numbered “XIV” to the end thereof:

“ARTICLE XIV

Section 14.1. Reverse Stock Split. Immediately upon the effectiveness of the Certificate of Amendment of Amended and Restated Certificate of Incorporation (the “Effective Time”), every twelve (12) shares of Common Stock issued immediately prior to the Effective Time shall, automatically and without further action by the Corporation or the holder thereof, shall be combined, reclassified and changed into and become one (1) issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). From and after the Effective Time, certificates representing the shares of Common Stock issued immediately prior to the Effective Time, if any, shall represent the number of whole shares of Common Stock into which such shares of Common Stock shall have been combined and reclassified pursuant to the Reverse Stock Split. No fractional shares of Common Stock shall be issued upon the Reverse Stock Split. A stockholder who otherwise would have been entitled to receive any fractional interest in a share of Common Stock, in lieu of receipt of such fractional interest, shall be entitled to receive from the Corporation an amount in cash equal to the product obtained by multiplying (a) the closing price per share of Common Stock on the date of the Effective Time as reported on The Nasdaq Stock Market LLC by (b) the fraction of the share of Common Stock owned by the stockholder, rounded down to the nearest whole cent, without interest and subject to applicable withholding taxes.”

5. This Certificate of Amendment of Amended and Restated Certificate of Incorporation shall become effective at 4:00 p.m. Eastern Standard Time on July 1, 2019.

* * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on its behalf this 1st day of July 2019.

FRANCESCA’S HOLDINGS CORPORATION

By:	/s/ Kelly Dilts
Name:	Kelly Dilts
Title:	Executive Vice President and Chief Financial Officer